Exhibit 11.0

COMPUTATION OF EARNING PER SHARE

(In Thousands, except for per share data)

	Three months ended March 31, 2012	Three months ended March 31, 2011

Income available to common shareholders	$1,588	$1,921

Weighted average shares outstanding	9,436	9,393

Basic earnings per share	$0.17	$0.20

Income for diluted earnings per share	$1,588	$1,921

Total weighted average common shares and equivalents outstanding for diluted computation (1)	9,449	9,413

Diluted earnings per share	$0.17	$0.20

(1) All related to outstanding stock options.